SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT of 1934

For the month of December 2017

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	English press release entitled, “Announcement Regarding Management Changes and Organizational Reform”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 11, 2017	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Announcement Regarding Management Changes and Organizational Reform

Tokyo, Japan – December 11, 2017 – ORIX Corporation (”ORIX”), a leading integrated financial services group, today made public an announcement regarding management changes and organizational reform.

New Position	Present Position	Name
Effective as of January 1, 2018

Director Representative Executive Officer President and Chief Executive Officer Responsible for Group Strategy Business Unit

Director

Representative Executive Officer

President and Chief Executive Officer

Responsible for Open Innovation Business Department

Responsible for Group IoT Business

Department

Responsible for New Business

Development Department

Makoto Inoue

Corporate Senior Vice President Head of Credit and Investment Management Headquarters	Corporate Senior Vice President Head of Credit and Investment Management Headquarters Responsible for Group Internal Audit Department	Kazutaka Shimoura

Corporate Senior Vice President Head of Domestic Sales Administrative Headquarters Head of Eastern Japan Sales Headquarters	Executive Officer Head of Eastern Japan Sales Headquarters	Satoru Matsuzaki

Executive Officer Head of Treasury and Accounting Headquarters	Executive Officer Deputy Head of Treasury and Accounting Headquarters	Hitomaro Yano

Executive Officer Head of Group Human Resources and Corporate Administration Headquarters Responsible for Secretariat of The Board of Directors Responsible for Work Style Reform Project	Executive Officer Head of Group Human Resources and Corporate Administration Headquarters Responsible for Work Style Reform Project	Yasuaki Mikami

Executive Officer Deputy President, ORIX USA Corporation	ORIX USA Corporation	Yoshiteru Suzuki

Executive Officer Deputy Head of Enterprise Risk Management Headquarters	General Manager of Corporate Planning Department	Yoshiko Fujii

New Position	Present Position	Name
Retire*[1]	Corporate Executive Vice President Head of Treasury and Accounting Headquarters	Shintaro Agata

Retire*[2]	Corporate Senior Vice President Deputy Head of Treasury and Accounting Headquarters	Takao Kato

Retire*[3]	Corporate Senior Vice President Chief Information Officer Responsible for IT Planning Office President, ORIX Business Center Okinawa Corporation	Satoru Katahira

Retire*[4]	Executive Officer Responsible for Special Assignments	Shuichi Murakami

*1	Mr. Agata will be appointed Advisor of ORIX on January 1, 2018.
*2	Mr. Kato will be appointed Advisor of ORIX on January 1, 2018.
*3	Mr. Katahira will be appointed Chairman of Health Insurance Society and Corporate Pension Fund of ORIX Group on January 1, 2018.
*4	Mr. Murakami will be in charge of Korea Business Division of East Asia Business Headquarters of ORIX on January 1, 2018.

•	Organizational Reform (Effective as of January 1, 2018)

Secretariat of The Board of Directors will be newly established.

Domestic Sales Administrative Headquarters will be newly established. Eastern Japan Sales Headquarters and Western Japan Sales Headquarters will be incorporated into Domestic Sales Administrative Headquarters.

Group Strategy Business Unit will be newly established. Group Strategy Business Unit will be composed of President’s Office, New Business Development Department, Open Innovation Business Department, Group IoT Business Department and IT Planning Department.

President’s Office will be newly established.

IT Planning Office will be realigned into IT Planning Department.

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is an opportunistic, diversified, innovation-driven global powerhouse with a proven track record of profitability. Established in 1964, ORIX at present operates a diverse portfolio of businesses in the operations, financial services, and investment spaces. ORIX’s highly complementary business activities span industries including: energy, private equity, infrastructure, automotive, ship and aircraft, real estate and retail financial services. ORIX has also spread its business globally by establishing locations in a total of 40 countries and regions across the world. Through its business activities, ORIX has long been committed to corporate citizenship and environmental sustainability. For more details, please visit our website : http://www.orix.co.jp/grp/en/

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2016 – March 31, 2017